[Letterhead of Orrick, Herrington & Sutcliffe LLP]

May 4, 2007

Michael H. Mitchell

(202) 339-8479

mhmitchell@orrick.com

VIA E-MAIL AND HAND DELIVERY

Mr. Max A. Webb, Esquire, Assistant Director

Office of Structured Finance, Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Re:	BA Credit Card Trust
Form 10-K for the fiscal year ended June 30, 2006
Filed September 28, 2006
Form 10-D for the monthly distribution period from April 1, 2006 to April 30, 2006
Filed May 15, 2006

Dear Mr. Webb:

On behalf of FIA Card Services, National Association (“FIA”), as sponsor and originator of the BA Credit Card Trust (the “Note Trust”) and as sponsor and servicer of the BA Master Credit Card Trust II (“Master Trust II”), and BA Credit Card Funding, LLC, as transferor and depositor of the Note Trust and Master Trust II, this letter responds to your letter dated April 23, 2007 providing additional comments on the above-referenced reports on Form 10-K and Form 10-D (collectively, the “Reports”) filed with the Securities and Exchange Commission (the “Commission”) on behalf of the Note Trust and Master Trust II. For your convenience, each of your comments has been reproduced below, followed by the registrants’ response.

Form 10-K

Signatures

Comment 1.

While we note your response to prior comment 2, we do not agree with your analysis and we reissue the comment. Rule 15d-14(d) of the Exchange Act, General Instruction J(3)(b) to Form 10-K, footnote 1 to Item 601(b)(31)(ii) of Regulation S-K, require that the certification be signed, in your case, by the senior officer in charge of the servicing function of the servicer. You may also include the title of that person in the organization in the signature block.

Max A. Webb, Esquire

May 4, 2007

Response:

The depositor will promptly file an amendment to the above-referenced Form 10-K report to revise: (i) the signature block of Marcie E. Copson-Hall to the Form 10-K and (ii) the certifications of Marcie E. Copson-Hall attached thereto as Exhibits 31.1 and 31.2, to indicate that Ms. Copson-Hall is the senior officer in charge of the servicing function of FIA.

Based on conversations with the Commission staff, the depositor understands that Comment 1 applies only with respect to the Form 10-K report that is being reviewed by the Commission staff, and may be applied only prospectively with respect to Form 10-K reports filed by the depositor or any of its affiliates on behalf of other issuing entities.

Form 10-D for the period ending April 30, 2006

Part II

Item 3 – Sales of Securities and Use of Proceeds

Comment 2.

We note your response to prior comment 5. Please revise to provide the CIK number for the issuing entity and list the dates and file numbers of the reports so that investors may locate the information that has been previously reported.

Response:

In response to Comment 2, the depositor will include disclosure under Item 3 of its Form 10-D reports confirming that previously reported sales of securities by the BA Credit Card Trust during the period covered by each such Form 10-D report have been reported in a prospectus filed under the CIK number (0001128250) for the BA Credit Card Trust, and indicating the filing dates and file numbers for each such prospectus. Based on conversations with the Commission staff, the depositor understands that it may commence this practice prospectively, beginning with the Form 10-D report relating to the May 2007 distribution period, and need not amend Form 10-D reports relating to distribution periods prior to May 2007.

The depositor will include the following disclosure under Item 3 of its future Form 10-D reports filed with the Commission on behalf of the Note Trust:

“The following table provides information about sales of securities by the BA Credit Card Trust during the period covered by this report that have not been previously reported.

[Table]

Max A. Webb, Esquire

May 4, 2007

Any sale of securities by the BA Credit Card Trust during the period covered by this report that is not included in the preceding table has been previously reported in a prospectus filed by the depositor on behalf of the BA Credit Card Trust under the Central Index Key (CIK) number (0001128250) for the BA Credit Card Trust on the filing date, and under the Commission file number, indicated below:

Prospectus Filing Date	Commission File Number

*     *     *     *     *

Should you have any questions or need additional information, please do not hesitate to contact Marcie Copson-Hall, Senior Vice President of FIA Card Services, National Association, at (302) 432-6326, or Mike Mitchell or Mike McElroy, each of Orrick, Herrington & Sutcliffe LLP, at (202) 339-8479 or (202) 339-8491, respectively.

Very truly yours,

/s/ Michael H. Mitchell

Michael H. Mitchell